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                               August 23, 2021

       Eyal Perez
       Chief Executive Officer
       Genesis Growth Tech Acquisition Corp.
       Bahnhofstrasse 3, 6052 Hergiswil
       Nidwalden, Switzerland

                                                        Re: Genesis Growth Tech
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001865697

       Dear Mr. Perez:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 28, 2021

       Capitalization, page 72

   1. We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 23,755,848 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
25,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Eyal Perez
Genesis Growth Tech Acquisition Corp.
August 23, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameEyal Perez
                                                             Division of
Corporation Finance
Comapany NameGenesis Growth Tech Acquisition Corp.
                                                             Office of Real
Estate & Construction
August 23, 2021 Page 2
cc:       Albert Vanderlaan
FirstName LastName